UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      001-33177

Monmouth Real Estate Investment Corporation

(Exact name of registrant as specified in its charter)

101 Crawfords Corner Road, Suite 1405

Holmdel, New Jersey 07733

(732) 577-9996

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Common Stock

6.125% Series C Cumulative Redeemable Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:        None*

* On February 25, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of November 5, 2021, and as amended on February 7, 2022, by and among Monmouth Real Estate Investment Corporation, a Maryland corporation (“Monmouth”), Industrial Logistics Properties Trust, a Maryland real estate investment trust (“ILPT”), and Maple Delaware Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of ILPT (“Merger Sub”), Monmouth merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of ILPT, at which time the separate corporate existence of Monmouth ended. Upon consummation of the Merger, Merger Sub was renamed “Mountain Industrial REIT LLC.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Merger Sub, as successor in interest by merger to Monmouth, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2022

Mountain Industrial REIT LLC, as successor by merger to Monmouth Real Estate Investment Corporation

By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Secretary